MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2019
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 7, 2019, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and six months ended June 30, 2019. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2018 and the related MD&A included in the 2018 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities including geotechnical difficulties and seismicity; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2019 HIGHLIGHTS

OPERATING PERFORMANCE

•	Attributable gold production was 198,000 ounces, down 16,000 ounces from the same prior year period, and up 13,000 ounces from the first quarter 2019.

•	Attributable gold sales were 187,000 ounces, down 28,000 ounces from the same prior year period, and down 3,000 ounces from the first quarter 2019.

•	Cost of sales[2] was $941 per ounce, up 14% from the same prior year period, and down 2% from the first quarter 2019.

•	All-in sustaining costs[3] were $1,132 per ounce sold, up 5% from the same prior year period, and up 4% from the first quarter 2019.

•	Total cash costs[3] were $896 per ounce produced, up 10% from the same prior year period, and up 1% from the first quarter 2019.

•	Gold margin[3] was $419 per ounce, down $68 per ounce from the same prior year period, and down $5 per ounce from the first quarter 2019.
FINANCIAL RESULTS

•	Revenues were $246.5 million, down $30.9 million or 11% from the same prior year period, and down $4.5 million from the first quarter 2019.

•	Gross profit was $6.6 million, down $23.0 million or 78% from the same prior year period, and up $7.5 million from the first quarter 2019.
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1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

•
Net loss attributable to equity holders was $14.4 million, or $0.03 per share, compared to net loss of $26.2 million, or $0.06 per share in the same prior year period, and compared to net loss of $41.3 million, or $0.09 per share in the first quarter 2019.

•
Adjusted net loss attributable to equity holders[1] was $15.5 million, or $0.03 per share[1], compared to adjusted net earnings[1] of $13.1 million, or $0.03 per share[1] in the same prior year period, and compared to adjusted net loss[1] of $2.2 million, or $nil per share[1] in the first quarter 2019.

•	Net cash from operating activities was $40.6 million, down $10.0 million from the same prior year period, and up $31.8 million from the first quarter 2019.

•	Net cash from operating activities before changes in working capital[1] was $42.8 million, down $30.6 million from the same prior year period, and up $9.0 million from the first quarter 2019.

•
Cash, cash equivalents, short-term investments and restricted cash totaled $688.5 million at June 30, 2019. Cash and cash equivalents were $609.7 million, short-term investments, primarily in money market funds, were $50.7 million and restricted cash was $28.1 million. $499.6 million was available under the credit facility.

STRATEGIC DEVELOPMENTS
Financial

•
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019.

•
The Company lowered its 2019 total attributable gold production guidance to the range of 765,000 to 810,000 ounces from 810,000 to 870,000 ounces primarily due to lower production expected at Rosebel resulting from the temporary cessation of mining activities subsequent to the second quarter 2019 and lower grades realized in the first half of the year.

•	Gold production at Westwood is expected to continue improving progressively throughout the second half of 2019 compared to the first half, and is expected to be strongest in the fourth quarter.

•
The Company revised upwards its 2019 cost of sales per ounce sold guidance to the range of $910 to $960 from $790 to $840 primarily due to higher waste volumes being classified as operational waste as opposed to capitalized stripping, and lower owner-operator sales volumes relative to the initial guidance.

•
The Company revised upwards its 2019 total cash costs[1] per ounce produced guidance to the range of $860 to $910 from $765 to $815 primarily due to higher waste volumes being classified as operational waste as opposed to capitalized stripping, and lower production volumes relative to the initial guidance.

•	The Company revised upwards its 2019 all-in sustaining costs[1] per ounce sold guidance to the range of $1,090 to $1,130 from $1,030 to $1,080 primarily due to a decrease in sales volumes.

•	The Company maintained its 2019 depreciation expense guidance range of $260 million to $270 million.

•
The Company reduced its 2019 capital expenditures guidance by $80 million to $275 million (±5%) primarily due to timing of spend on the haul road construction and deferral of non-critical infrastructure at Saramacca, and lower capitalized stripping at Rosebel as a result of mine sequencing.

Reserves and Resources

•
On May 30, 2019, the Company reported initial drilling results from its 2019 delineation diamond drilling program at the Nelligan Project in Quebec. Drilling highlights included: 37.43 metres grading 1.32 g/t Au and 73.0 metres grading 1.09 g/t Au; 16.7 metres grading 4.04 g/t Au and 28.42 metres grading 2.11 g/t Au.

Exploration

•
On May 23, 2019, the Company reported initial drilling results on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 7.75 metres grading 11.02 g/t Au; 10.6 metres grading 8.21 g/t Au.

•
On June 12, 2019, the Company reported additional drilling results on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 29.7 metres grading 8.96 g/t Au, including 11.1 metres grading 17.49 g/t Au.

Development and Operations

•
Development work on Saramacca continued with the haul road construction progressing, and the commencement of pit clearing, pre-stripping activities and the construction of essential infrastructure during the quarter.

•
The carbon-in-column plant at Rosebel, which became fully operational in the first quarter 2019, produced an additional 2,100 ounces in the second quarter 2019, for total year-to-date recoveries of 4,300 ounces.

•
The Company continued to advance its application for a mining concession, optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement and completed a condemnation and delineation drilling program to improve the resource model.

•	The oxygen plant at Essakane, designed to improve recoveries by 0.5%, became fully operational, with ongoing optimization.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Subsequent to the Quarter

•
On July 23, 2019, the Company reported drilling results from its 2019 drilling program completed at the Monster Lake Joint Venture Project in Quebec. Drilling highlights included: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au.

•
On July 30, 2019, the Company reported drilling results from its 2019 drilling program completed at the Gosselin Discovery at the Côté Gold Project in Ontario. Drilling highlights included: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28.0 g/t Au.

•
On July 31, 2019, the Company reported additional drilling results from its delineation program completed on the Lac Gamble Zone at the Rouyn Gold Project in Quebec. Drilling highlights included: 9.7 metres grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au.

•
On August 1, 2019, the Company reported that an incident involving local police and unauthorized artisanal miners within the Rosebel concession had resulted in the death of an unauthorized miner. The incident also resulted in damage to equipment. To ensure the safety of the workforce, mining activities have been temporarily suspended while the mill continues to operate.

•
On August 7, 2019, the Company reported initial drilling results testing the underground mining potential of the Saramacca Project in Suriname. Drilling highlights included: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au.

UPCOMING GROWTH CATALYSTS

•	Development of Saramacca continues, with mining and stockpiling expected to begin in the third quarter 2019 and targeting nominal production in the fourth quarter.

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in higher grades and significantly lower waste volumes, thereby reducing costs.

•
The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of additional zones of mineralization and evaluate the resource potential.

•
The Carbon-In-Leach ("CIL") and Heap Leach feasibility study at Essakane is progressing well and is expected to be completed in the third quarter 2019: the feasibility study is expected to support an investment in a mill de-bottlenecking project, which could increase CIL plant throughput by 6% to 11.7 million tonnes per annum at 100% hard rock, compared to the 2018 hard rock run rate of 11.0 million tonnes per annum.

•	Discussions with the Government of Senegal on obtaining a mining concession for the Boto Gold Project are well advanced, with approval expected in the second half of 2019.

•	The Company completed its planned diamond drilling program for the Nelligan Project in Quebec, and an initial resource estimate is expected in the second half of 2019.

•
The Company is studying various design approaches to Westwood with a preliminary life of mine plan update expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020.

SECOND QUARTER 2019 SUMMARY

FINANCIAL

•
Revenues for the second quarter 2019 were $246.5 million, down $30.9 million or 11% from the same prior year period. The decrease was primarily due to lower sales volume at Essakane ($15.5 million), Rosebel ($11.5 million), and Westwood ($6.8 million), partially offset by a higher realized gold price ($3.1 million).

•
Cost of sales for the second quarter 2019 was $239.9 million, down $7.9 million or 3% from the same prior year period. The decrease was primarily due to lower depreciation expense ($8.6 million), partially offset by higher operating costs ($0.9 million). Operating costs were higher primarily due to lower capitalized stripping at Essakane and Rosebel, partially offset by labour reductions at Westwood and a stronger U.S. dollar relative to the euro and the Canadian dollar.

•
Depreciation expense for the second quarter 2019 was $63.7 million, down $8.6 million or 12% from the same prior year period. The decrease was primarily due to lower production and an increase in reserves at Essakane and Rosebel.

•
Income tax expense for the second quarter 2019 was $3.9 million, down $3.5 million from the same prior year period. Income tax expense for the second quarter 2019 comprised current income tax expense of $0.2 million (June 30, 2018 - $11.4 million) and deferred income tax expense of $3.7 million (June 30, 2018 - recovery of $4.0 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net loss attributable to equity holders for the second quarter 2019 was $14.4 million, or $0.03 per share, compared to net loss of $26.2 million, or $0.06 per share in the same prior year period. The decrease in net loss was primarily due to higher interest income, derivatives and other investment gains (losses) ($16.8 million), lower foreign exchange gain (loss) ($12.1 million) and lower income tax expense ($3.5 million), partially offset by lower gross profit ($23.0 million).

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

•	Adjusted net loss attributable to equity holders[1] was $15.5 million, or $0.03 per share[1], compared to adjusted net earnings[1] of $13.1 million, or $0.03 per share[1] in the same prior year period.

•
Net cash from operating activities for the second quarter 2019 was $40.6 million, down $10.0 million from the same prior year period. The decrease was due to lower earnings after non-cash adjustments ($29.8 million), partially offset by lower movements in non-cash working capital items and non-current ore stockpiles ($20.3 million).

•
Net cash from operating activities before changes in working capital[1] for the second quarter 2019 was $42.8 million, down $30.6 million from the same prior year period. The decrease was primarily due to lower earnings after non-cash adjustments.

•
Cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $688.5 million at June 30, 2019, down $69.5 million from December 31, 2018. The decrease was primarily due to spending on property, plant and equipment ($133.6 million), interest paid ($14.7 million) and an increase in restricted cash ($3.5 million), partially offset by cash generated from operating activities ($48.7 million), net proceeds received from the Equipment Loan ($23.0 million), interest received ($6.9 million) and other investing activities ($5.8 million).

OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the second quarter 2019 was 0.59, below the Company's target of 0.63. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•
Attributable gold production, inclusive of joint venture operations, was 198,000 ounces for the second quarter 2019, down 16,000 ounces from the same prior year period. The decrease was primarily due to lower head grades at Essakane (9,000 ounces), lower throughput at Westwood (7,000 ounces) and lower throughput and recoveries at Sadiola (2,000 ounces), partially offset by higher recoveries at Rosebel (2,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, were 187,000 ounces for the second quarter 2019, down 28,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (11,000 ounces), Rosebel (8,000 ounces), Westwood (6,000 ounces) and Sadiola (3,000 ounces).

•	Cost of sales[3] per ounce for the second quarter 2019 was $941, up 14% from the same prior year period primarily due to lower sales volumes in addition to the factors noted above.

•
Total cash costs[1] per ounce produced for the second quarter 2019 were $896, up 10% from the same prior year period primarily due to lower production volumes at Essakane and Westwood in addition to the factors noted above.

•
All-in sustaining costs[1] per ounce sold for the second quarter 2019 were $1,132, up 5% from the same prior year period. The increase was primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures.

•
Included in total cash costs[1] and all-in sustaining costs[1] for the second quarter 2019 were realized derivative gains from hedging programs of $5 per ounce produced and sold, respectively (2018 - $14 and $15).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	June 30, 2019	December 31, 2018
Cash and cash equivalents	$609.7	$615.1
Short-term investments	$50.7	$119.0
Restricted cash	$28.1	$23.9
Total assets	$3,957.1	$3,961.0
Long-term debt	$413.5	$398.5
Available credit facility	$499.6	$499.6

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1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2019	2018	2019	2018
Revenues	$246.5	$277.4	$497.5	$591.9
Cost of sales	$239.9	$247.8	$491.8	$486.5
Gross profit	$6.6	$29.6	$5.7	$105.4
Net earnings (loss) attributable to equity holders of IAMGOLD	$(14.4)	$(26.2)	$(55.7)	$16.1
Net earnings (loss) attributable to equity holders ($/share)	$(0.03)	$(0.06)	$(0.12)	$0.03
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(15.5)	$13.1	$(17.7)	$52.8
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.03)	$0.03	$(0.04)	$0.11
Net cash from operating activities	$40.6	$50.6	$48.7	$156.6
Net cash from operating activities before changes in working capital[1]	$42.8	$73.4	$75.9	$193.0
Key Operating Statistics
Gold sales – attributable (000s oz)	187	215	377	450
Gold production – attributable (000s oz)	198	214	383	443
Average realized gold price[1] ($/oz)	$1,314	$1,299	$1,311	$1,316
Cost of sales[2] ($/oz)	$941	$826	$952	$781
Total cash costs[1] ($/oz)	$896	$812	$890	$773
All-in sustaining costs[1] ($/oz)	$1,132	$1,077	$1,109	$1,012
Gold margin[1] ($/oz)	$419	$487	$421	$543

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1,2]	Revised	Previous
Essakane (000s oz)	380 - 390	375 - 390
Rosebel (000s oz)	240 - 260	315 - 330
Westwood (000s oz)	95 - 105	100 - 120
Total owner-operated production (000s oz)	715 - 755	790 - 840
Sadiola Joint Venture (000s oz)	50 - 55	20 - 30
Total attributable production (000s oz)	765 - 810	810 - 870

Cost of sales[3] ($/oz)	$910 - $960	$790 - $840

Total cash costs[4] - owner-operator ($/oz)	$860 - $910	$765 - $815
Total cash costs[4,5] ($/oz)	$860 - $910	$765 - $815

All-in sustaining costs[4]- owner-operator ($/oz)	$1,100 - $1,140	$1,030 - $1,080
All-in sustaining costs[4,5] ($/oz)	$1,090 - $1,130	$1,030 - $1,080

1
The revised outlook is based on 2019 full year assumptions with an average realized gold price of $1,300 per ounce, U.S.$ / Canadian $ exchange rate of 1.33, € / U.S.$ exchange rate of 1.13 and average crude oil price of $63 per barrel.

2
The previous outlook was based on 2019 full year assumptions with an average realized gold price of $1,225 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

3
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.

4	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

5	Consists of Essakane, Rosebel, Westwood and the Sadiola Joint Venture on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company lowered its 2019 total attributable gold production guidance to the range of 765,000 to 810,000 ounces from 810,000 to 870,000 ounces primarily due to lower production expected at Rosebel resulting from the temporary cessation of mining activities subsequent to the second quarter 2019 and lower grades realized in the first half of the year.
The Company revised upwards its 2019 cost of sales per ounce sold guidance to the range of $910 to $960 from $790 to $840 primarily due to higher waste volumes being classified as operational waste as opposed to capitalized stripping, and lower owner-operator sales volumes relative to the initial guidance.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

The Company revised upwards its 2019 total cash costs1 per ounce produced guidance to the range of $860 to $910 from $765 to $815 primarily due to higher waste volumes being classified as operational waste as opposed to capitalized stripping, and lower production volumes relative to the initial guidance.
The Company revised upwards its 2019 all-in sustaining costs1 per ounce sold guidance to the range of $1,090 to $1,130 from $1,030 to $1,080 primarily due to a decrease in sales volumes.
Gold production at Westwood is expected to continue improving progressively throughout the second half of 2019 compared to the first half, and is expected to be strongest in the fourth quarter.
INCOME TAXES
The Company expects to pay cash taxes in the range of $45 million to $60 million in 2019, based on a gold price assumption of $1,300 per ounce. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.
DEPRECIATION EXPENSE
The Company maintained its 2019 depreciation expense guidance range of $260 million to $270 million.
CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[1]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[1]	Total
Owner-operator
Essakane	$40	$70	$110	55	70	125
Rosebel	40	50	90	70	75	145
Westwood	15	20	35	15	30	45
	95	140	235	140	175	315
Corporate and development projects[2]	—	40	40	—	40	40
Total[3,4] (±5%)	$95	$180	$275	140	215	355

1
Sustaining capital includes capitalized stripping of $5 million for Essakane and $2 million for Rosebel. In accordance with the World Gold Council guidance on all-in sustaining costs, capitalized stripping of $35 million is included in non-sustaining capital for Essakane.

2	Includes estimated attributable capital expenditures for the Côté Gold Project (70%) for the first nine months of 2019.

3	Includes $14 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4	Excludes capitalized borrowing costs and $10 million of principal lease payments.
The Company reduced its 2019 capital expenditure guidance by $80 million to $275 million (±5%). Sustaining and non-sustaining capital expenditures decreased by $45 million and $35 million, respectively. The $80 million decrease is due to timing of spend on the Saramacca Project ($25 million), reduction in sustaining capital expenditures at Rosebel primarily due to lower capitalized stripping ($30 million), timing of spend at Essakane ($15 million), and a decrease in non-sustaining capital at Westwood ($10 million).
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,409 per ounce at the end of the second quarter 2019. This represented an appreciation of approximately 9.0% since the beginning of the quarter. During the second quarter 2019, gold rallied above $1,400 per ounce for the first time in six years. The higher price of gold was supported by expectations of interest rate cuts by the U.S. Federal Reserve, a weakening U.S. dollar and an uncertain macroeconomic outlook. The price of gold is the main driver of the Company’s profitability.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Average market gold price ($/oz)	$1,309	$1,306	$1,307	$1,318
Average realized gold price[1] ($/oz)	$1,314	$1,299	$1,311	$1,316
Closing market gold price ($/oz)			$1,409	$1,250
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

______________________________

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar appreciated approximately 2% against the U.S. dollar since the beginning of the second quarter 2019. The U.S. Federal Reserve is expected to cut interest rates amid global trade tensions. This shift in monetary policy contributed to the U.S. dollar’s weakness.
The euro appreciated approximately 1% against the U.S. dollar since the beginning of the second quarter 2019. Like most major currencies, the euro also benefitted from growing expectations that the next policy move by the U.S. Federal Reserve would be a cut in the interest rate.
The Company is forecasting foreign exchange cash flows of approximately C$225 million and €130 million for the remainder of 2019. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of Brent depreciated approximately 1%, while West Texas Intermediate (WTI) fell approximately 3% since the beginning of the second quarter 2019. The decline in price can be attributed to lower expectations for petroleum demand growth as the IMF lowered its global growth outlook in April 2019.
The Company expects its fuel consumption for the remainder of 2019 to be the equivalent of approximately 0.7 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Average rates
U.S.$ / Canadian $	1.3377	1.2908	1.3337	1.2643
€ / U.S.$	1.1234	1.1916	1.1295	1.2283
Closing rates
U.S.$ / Canadian $			1.3090	1.3142
€ / U.S.$			1.1376	1.1677
Average Brent price ($/barrel)	$68	$75	$66	$71
Closing Brent price ($/barrel)			$67	$79
Average WTI price ($/barrel)	$60	$68	$57	$65
Closing WTI price ($/barrel)			$58	$74
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2019 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$13/oz
U.S.$ / Canadian $	$0.10	$10/oz	$9/oz	$16/oz
€ / U.S.$	$0.10	$13/oz	$13/oz	$18/oz

1
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales1 per ounce, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	88	97	$960	$771	$887	$728	$1,077	$1,003
Rosebel (95%)	72	70	944	862	915	842	1,116	1,035
Westwood (100%)[4]	24	31	869	924	849	929	990	1,129
Owner-operator[3]	184	198	$941	$826	$893	$799	$1,146	$1,086
Joint ventures	14	16			934	962	937	968
Total operations	198	214			$896	$812	$1,132	$1,077
Cost of sales[1] ($/oz)			$941	$826
Cash costs, excluding royalties					$837	$756
Royalties					59	56
Total cash costs[2]					$896	$812
All-in sustaining costs[2]							$1,132	$1,077

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Six months ended June 30,	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator
Essakane (90%)	178	206	$927	$739	$885	$695	$1,043	$956
Rosebel (95%)	140	135	916	831	908	836	1,089	976
Westwood (100%)[4]	39	71	1,165	808	853	809	1,078	984
Owner-operator[3]	357	412	$952	$781	$891	$761	$1,124	$1,017
Joint Ventures	26	31			882	933	889	947
Total operations	383	443			$890	$773	$1,109	$1,012
Cost of sales[1] ($/oz)			$952	$781
Cash costs, excluding royalties					$830	$715
Royalties					60	58
Total cash costs[2]					$890	$773
All-in sustaining costs[2]							$1,109	$1,012

1
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 28.

4
Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2019 of $nil and $30 per ounce (three and six months ended June 30, 2018 - $nil and $nil), respectively.

______________________________

1
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018	2019	2018	2019	2018
Owner-operator	174	199	352	419	$1,316	$1,299	$1,312	$1,316
Joint Ventures	13	16	25	31	1,299	1,303	1,303	1,316
	187	215	377	450	$1,314	$1,299	$1,311	$1,316

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CAPITAL EXPENDITURES

	Three months ended June 30,		Six months ended June 30,
($ millions)	2019[1]	2018[2]	2019[1]	2018[2]
Sustaining
Essakane[3]	$10.4	$24.2	$20.6	$48.5
Rosebel[3]	9.8	12.7	20.9	20.8
Westwood	2.9	6.0	7.6	12.0
Total gold segments	23.1	42.9	49.1	81.3
Corporate and other	0.2	0.5	0.2	0.6
	$23.3	$43.4	$49.3	$81.9
Non-sustaining (Development/Expansion)
Essakane	$16.6	$9.3	$36.8	$20.4
Rosebel	9.6	6.5	18.8	11.5
Westwood	4.4	8.9	12.3	16.6
Total gold segments	30.6	24.7	67.9	48.5
Corporate and other	0.7	1.4	1.2	2.6
Côté Gold Project	10.0	4.0	16.4	9.1
Total capital expenditures	41.3	30.1	85.5	60.2
Joint Ventures[4]	—	0.4	—	0.7
	$41.3	$30.5	$85.5	$60.9
Total
Essakane	$27.0	$33.5	$57.4	$68.9
Rosebel	19.4	19.2	39.7	32.3
Westwood	7.3	14.9	19.9	28.6
Total gold segments	53.7	67.6	117.0	129.8
Corporate and other	0.9	1.9	1.4	3.2
Côté Gold Project	10.0	4.0	16.4	9.1
Total capital expenditures	64.6	73.5	134.8	142.1
Joint Ventures[4]	—	0.4	—	0.7
	$64.6	$73.9	$134.8	$142.8
Capitalized Stripping (Included in Sustaining and Non-sustaining)
Essakane[5]	$10.1	$15.8	$20.5	$34.9
Rosebel	0.1	1.9	1.6	3.0
Total gold segments	$10.2	$17.7	$22.1	$37.9

1	Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.

2	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

3
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended June 30, 2019 were $9.3 million and $9.4 million, respectively (three months ended June 30, 2018 - $21.8 million and $12.1 million), and for the six months ended June 30, 2019 were $18.5 million and $19.9 million, respectively (six months ended June 30, 2018 - $43.7 million and $19.8 million).

4	Attributable capital expenditures of Sadiola (41%).

5	Includes non-sustaining capitalized stripping for the three months ended June 30, 2019 of $8.1 million (2018 - $nil) and of the six months ended June 30, 2019 of $16.9 million (2018 - $nil).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine operating statistics
Ore mined (000s t)	4,263	3,055	7,510	5,901
Waste mined (000s t)	10,594	8,928	19,064	18,943
Total material mined (000s t)	14,857	11,983	26,574	24,844
Strip ratio[1]	2.5	2.9	2.5	3.2
Ore milled (000s t)	3,410	3,240	6,614	6,572
Head grade (g/t)	0.98	1.14	1.03	1.19
Recovery (%)	90	91	90	91
Gold production - (000s oz)	97	108	197	229
Attributable gold production - 90% (000s oz)	88	97	178	206
Gold sales - (000s oz)	96	108	198	232

Performance measures
Average realized gold price[2] ($/oz)	$1,319	$1,300	$1,315	$1,316
Cost of sales[3] ($/oz)	$960	$771	$927	$739
Cash costs[2] excluding royalties ($/oz)	$830	$671	$826	$633
Royalties ($/oz)	$57	$57	$59	$62
Total cash costs[2] ($/oz)	$887	$728	$885	$695
All-in sustaining costs[2] ($/oz)	$1,077	$1,003	$1,043	$956

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 10% non-controlling interest).

Attributable gold production for the second quarter 2019 was lower by 9% compared to the same prior year period primarily due to lower head grades. Ore feed for the second quarter 2019 was primarily sourced from lower grade zones relative to the higher grades realized in the same prior year period. Mill throughput was favourably impacted in the second quarter 2019 by higher mill availability due to the timing of mill maintenance. Optimization of oxygen distribution is ongoing at the oxygen plant, which was commissioned during the first quarter 2019. Once optimized, the oxygen plant is expected to increase recoveries by 0.5% through improved leach kinetics and to improve the efficiency of the circuit by reducing reagent consumption.
Material mined for the second quarter 2019 was higher compared to the same prior year period primarily due to an increase in the fleet size and improved equipment availability. Essakane commissioned an additional haul truck, loader and two excavators in the second quarter 2019. The new equipment received and commissioned has allowed for increased hauling capacity, improved equipment availability and reduced reliance on the contracted mining fleet. Ore mined for the second quarter 2019 was higher compared to the same prior year period primarily due to the mining and stockpiling of lower grade ore to support the construction of a proposed heap leach facility at the end of carbon-in-leach (“CIL”) operations, in addition to the items noted above.
The CIL and Heap Leach feasibility study at Essakane is progressing well and is expected to be completed in the third quarter 2019. The feasibility study is expected to support an investment in a mill de-bottlenecking project, which could increase CIL plant throughput by 6% to 11.7 million tonnes per annum at 100% hard rock, compared to the 2018 hard rock run rate of 11.0 million tonnes per annum. The CIL crushing circuit would be used for the heap leach process at the end of CIL operations.
Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2019 were higher by 25% and 22%, respectively compared to the same prior year period primarily due to lower capitalized stripping in addition to the impact of lower sales and production volumes. Essakane also continued to face cost pressures with rising energy prices which were partially mitigated by the supply of energy from the solar plant and the Company’s hedging program. Operating costs were higher primarily due to increased mining activity and the continued utilization of mining contractors, however a stronger U.S. dollar relative to the euro for the quarter helped to mitigate the impact of these cost pressures.
All-in sustaining costs per ounce sold for the second quarter 2019 were higher by 7% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the second quarter 2019 was the impact of realized derivative gains from hedging programs of $8 per ounce produced and sold, respectively (2018 - $22 and $24).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Sustaining capital expenditures for the second quarter 2019 of $10.4 million included capital spares of $2.1 million, capitalized stripping of $2.0 million, mobile equipment of $1.5 million, resource development of $0.8 million, power generator overhaul of $0.4 million, and various other sustaining capital expenditures of $3.6 million. Non-sustaining capital expenditures of $16.6 million included capitalized stripping of $8.1 million, tailings liners and dams of $5.0 million, mobile equipment of $2.2 million, and CIL optimization feasibility study of $1.3 million.
Outlook
The Company has narrowed Essakane's 2019 attributable gold production guidance to the range of 380,000 to 390,000 ounces from 375,000 to 390,000 ounces. Capital expenditures are expected to be lower at $110 million compared to $125 million in the previous guidance primarily due to timing of spend. Sustaining capital expenditures are expected to be $40 million and non-sustaining capital expenditures are expected to be $70 million.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine operating statistics
Ore mined (000s t)	4,018	4,001	8,076	8,277
Waste mined (000s t)	11,497	12,002	24,855	24,327
Total material mined (000s t)	15,515	16,003	32,931	32,604
Strip ratio[1]	2.9	3.0	3.1	2.9
Ore milled (000s t)	3,056	3,093	6,163	6,164
Head grade (g/t)	0.80	0.80	0.77	0.77
Recovery (%)	97	93	97	93
Gold production - (000s oz)	76	73	148	142
Attributable gold production - 95% (000s oz)	72	70	140	135
Gold sales - (000s oz)	67	76	138	149

Performance measures
Average realized gold price[2] ($/oz)	$1,311	$1,298	$1,308	$1,315
Cost of sales[3] ($/oz)	$944	$862	$916	$831
Cash costs[2] excluding royalties ($/oz)	$839	$768	$832	$761
Royalties ($/oz)	$76	$74	$76	$75
Total cash costs[2] ($/oz)	$915	$842	$908	$836
All-in sustaining costs[2] ($/oz)	$1,116	$1,035	$1,089	$976

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the 5% non-controlling interest).

Attributable gold production for the second quarter 2019 was higher by 3% compared to the same prior year period primarily due to higher recoveries. The carbon-in-column plant, which became fully operational in the first quarter 2019, continued to have a favourable impact on recoveries with an additional 2,100 ounces recovered from tailings in the quarter, bringing year-to-date tailings recoveries to 4,300 ounces. The plant has been installed between the two existing ponds at the Rosebel tailings management facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution. The plant is currently on track to exceed the minimum expected recovery of 5,000 ounces annually at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.
Development work on Saramacca continued to progress as pit clearing and the construction of essential infrastructure commenced during the quarter. Pre-stripping activities are also underway with ore stockpiling expected to begin in the third quarter 2019 and targeting nominal production in the fourth quarter 2019. Haul road construction has substantially progressed from the Rosebel concession across the Mindrinetti Creek and design optimization continued on the final section of the haul road towards the Saramacca mine site. In addition, deliveries for the hauling fleet from orders placed in 2018 commenced in the second quarter 2019 as two haul trucks and three graders were received and commissioned, with additional units expected to arrive in the coming months. Technical and engineering studies also continued during the quarter, including pit slope design improvements, metallurgical testing to further optimize recoveries and site infrastructure engineering.
Rosebel is also conducting a scoping study to evaluate the underground mining potential of Saramacca which could substantially reduce waste stripping costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached. Diamond drilling to support this study and work to continue defining the mineral resource is ongoing. Subsequent to the quarter, the Company reported initial drilling results testing the underground mining potential,

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

which included the following highlights: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au (see news release dated August 7, 2019).
Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2019 were higher by 10% and 9%, respectively, compared to the same prior year period. Rosebel continued to face maintenance cost pressures and will focus on improving preventative maintenance practices. In addition, local labour costs increased following the finalization of the Collective Labour Agreement in the third quarter 2018. Lower capitalized stripping due to mine sequencing also contributed to higher costs.
All-in sustaining costs per ounce sold for the second quarter 2019 were higher by 8% compared to the same prior year period primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in total cash costs and all-in sustaining costs for the second quarter 2019 was the impact of realized derivative gains from hedging programs of $4 per ounce produced and sold, respectively (2018 - $11 and $11).
Sustaining capital expenditures for the second quarter 2019 of $9.8 million included capital spares of $3.5 million, mill equipment of $1.8 million, mobile equipment of $0.7 million, tailings dam of $0.5 million, and various other sustaining capital expenditures of $3.3 million. Non-sustaining capital expenditures for the second quarter 2019 of $9.6 million related to the Saramacca Project.
Outlook
The Company has lowered Rosebel's 2019 attributable gold production guidance to the range of 240,000 to 260,000 ounces from 315,000 to 330,000 ounces, reflecting the temporary cessation of mining activities subsequent to the second quarter 2019 and lower grades realized in the first half of the year. Capital expenditures are expected to be $90 million, comprising $40 million of sustaining and $50 million of non-sustaining capital expenditures. The sustaining capital expenditure guidance was lowered by $30 million primarily due to lower volumes of capitalized stripping as a result of mine sequencing. The non-sustaining capital expenditure guidance reflects a decrease of $25 million due to timing of spend on the haul road construction and the deferral of non-critical infrastructure, such as the maintenance workshop and on-site camp construction, into 2020.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine operating statistics
Ore mined (000s t)	151	157	239	306
Ore milled (000s t)	156	216	263	408
Head grade (g/t)	5.21	4.76	4.95	5.74
Recovery (%)	94	94	93	94
Gold production - (000s oz)	24	31	39	71
Gold sales - (000s oz)	24	30	43	68

Performance measures
Average realized gold price[1] ($/oz)	$1,315	$1,300	$1,311	$1,319
Cost of sales[2,3] ($/oz)	$869	$924	$1,165	$808
Total cash costs[1] ($/oz)	$849	$929	$853	$809
All-in sustaining costs[1] ($/oz)	$990	$1,129	$1,078	$984

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2	Cost of sales, excluding depreciation, as disclosed in note 29 of the Company's consolidated interim financial statements is on an ounce sold basis.

3
Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and six months ended June 30, 2019 of $nil and $266 per ounce (three and six months ended June 30, 2018 - $nil and $nil), respectively.

Gold production for the second quarter 2019 was lower by 23% compared to the same prior year period primarily due to lower throughput, as the prior year period reflected the processing of a greater proportion of marginal ore stockpiles to leverage available mill capacity, which led to a lower head grade. Head grade, excluding this marginal ore for the second quarter 2019 was 5.44 g/t (2018 - 6.26 g/t). The mine continues to assess and adjust stope sequences to address the increased seismic activity in localized areas in the fourth quarter 2018. As a result, mine production activities are limited on the affected levels until a risk mitigation plan for these areas can be formalized. Mining has been expanded in unaffected areas which contain lower grade stopes.
The risk of seismicity varies according to the geometry of the openings and mining sequence. To manage this, the Company is studying various design approaches to Westwood with a preliminary life of mine ("LOM") plan update expected in the fourth quarter 2019, followed by a NI 43-101 compliant plan in the first half of 2020. In addition, the Company continues to adjust mining methods, ground support and safety protocols to address seismic activity, with the commissioning of additional equipment capable of operating remotely in challenging areas. To ensure that mining is both safe and profitable, the Company expects that the steady state production level for the mine may be lower than prior ramp-up target levels.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Despite heading closures in respect of seismic protocol, underground development continued at planned rates in the second quarter 2019 to open up access to new mining areas with lateral development of approximately 1,900 metres, averaging 21 metres per day. To aid in the continuation of underground development while respecting safety protocols in place for mining in areas where seismicity is present, three units of bolting equipment received in 2018 which are designed to manage seismic exposure were commissioned during the first quarter 2019 and training is ongoing. Infrastructure development continued in future development blocks at lower levels.
Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2019 were lower by 6% and 9%, respectively, compared to the same prior year period primarily due to a reduction in labour costs. At the end of the first quarter 2019, the Company announced a 32% reduction in the mine workforce due to the current stage of mine development and to realign costs with reduced production levels.
All-in sustaining costs per ounce sold for the second quarter 2019 were lower by 12% compared to the same prior year period primarily due to lower sustaining capital expenditures and lower cost of sales per ounce. Included in total cash costs and all-in sustaining costs for the second quarter 2019 was the impact of realized derivative gains from currency hedging programs of $nil per ounce produced and sold, respectively (2018 - $7 and $9).
During the first quarter 2019, Westwood normalized costs attributed to inventory in accordance with International Financial Reporting Standards, following increased seismic activity in December 2018. Normalization of these costs ended at the onset of the second quarter 2019 when Westwood reached normal production levels.
Sustaining capital expenditures for the second quarter 2019 of $2.9 million included deferred development of $2.0 million, underground equipment of $0.7 million, and underground construction of $0.2 million. Non-sustaining capital expenditures for the second quarter 2019 of $4.4 million included deferred development of $2.9 million, development drilling of $0.8 million and underground construction of $0.7 million.
Outlook
The Company has lowered Westwood’s 2019 gold production guidance to the range of 95,000 to 105,000 ounces from 100,000 to 120,000 ounces. This reflects the steady progression of mining and development activities towards higher-grade zones, while respecting safety protocols for areas where seismicity is present. Capital expenditures are expected to be $35 million, comprising $15 million of sustaining and $20 million of non-sustaining capital expenditures. The non-sustaining capital expenditure guidance decreased by $10 million reflecting the rationalization of the 2019 capital program in response to the abnormal levels of production in the first quarter 2019.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Mine operating statistics
Total material mined (000s t)	—	4	—	1,134
Ore milled (000s t)	487	538	976	1,025
Head grade (g/t)	0.95	0.91	0.89	0.93
Recovery (%)	91	94	92	94
Attributable gold production - (000s oz)	14	16	26	31
Attributable gold sales - (000s oz)	13	16	25	30

Performance measures
Average realized gold price[1] ($/oz)	$1,299	$1,303	$1,303	$1,316
Total cash costs[1] ($/oz)	$934	$970	$885	$949
All-in sustaining costs[1] ($/oz)	$937	$979	$891	$960

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2019 was lower by 13% compared to the same prior year period primarily due to lower throughput. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the second quarter 2019 were lower compared to the same prior year period as a result of continued labour reductions and a greater utilization of marginal stockpiles following the cessation of mining activity in the second quarter 2018.
An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed in the fourth quarter 2019. While this agreement has not yet been reached, the Company and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is ongoing and there is no certainty of its outcome.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Mali - Yatela Mine (IAMGOLD interest - 40%)
On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in select countries located in West Africa and the Americas.
In the second quarter 2019, expenditures for exploration and project studies totaled $14.8 million compared to $21.9 million in the same prior year period, of which $10.6 million was expensed and $4.2 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease of $7.1 million in total exploration expenditures compared to the same prior year period primarily reflects decreased spending on feasibility and other studies and decreased activities related to near-mine and brownfield programs. Drilling activities on active projects and mine sites totaled approximately 83,900 metres for the second quarter 2019.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2019	2018	2019	2018
Exploration projects - greenfield	$8.1	$8.5	$15.7	$17.0
Exploration projects - brownfield[1]	5.5	8.5	10.5	13.6
	13.6	17.0	26.2	30.6
Feasibility and other studies	1.2	4.9	1.8	11.8
	$14.8	$21.9	$28.0	$42.4

1
Exploration projects - brownfield for 2019 and 2018 excluded expenditures related to Joint Ventures of $nil and $0.1 million, respectively, and included near-mine exploration and resource development of $3.1 million and $4.5 million, respectively.

OUTLOOK
The Company revised its 2019 exploration expenditure guidance from $60 million to $49 million, excluding project studies. As a result, the 2019 resource development and exploration program is expected to be reduced from 250,000 to 275,000 metres to between approximately 215,000 to 235,000 metres of diamond and reverse circulation (“RC”) drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$27	$27
Exploration projects - brownfield[2]	14	8	22
	$14	$35	$49

1	The 2019 planned spending for capitalized expenditures of $14 million is included in the Company's capital spending guidance of $275 million (±5%).

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $12 million.
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").
As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated proven and probable mineral reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) totaled 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces, and inferred resources totaled 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces (see news releases dated November 1, 2018 and February 19, 2019).
In January 2019, the Company announced a deferral of the decision to proceed with the construction of the Côté Gold Project (see news release dated January 28, 2019).
During the second quarter 2019, de-risking activities continued at the Côté Gold Project, within capital expenditure guidance, pending a future development decision. Activities included tree cutting and clearing over 173 hectares of ground where mining and key infrastructure have been proposed. Project engineering is now approximately 35% complete. De-risking activities also included geotechnical evaluation and modelling of the proposed tailings management facility, the completion of approximately 4,800 metres of additional definition drilling to improve the resource block model, advancing project permitting, developing the operational context

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

of mine automation, and general mine design improvements. Negotiations were also successfully concluded resulting in the execution of an Impacts and Benefits Agreement with the Matagami and Flying Post First Nations.
In addition, the Company completed 405 metres of exploration diamond drilling during the second quarter 2019, concluding its planned program totaling approximately 4,900 metres. The program was designed to evaluate the new Gosselin Zone discovery, located approximately 1.5 kilometres northeast of the Côté Gold deposit (see new release dated March 26, 2019), testing both for extensions of mineralization at shallow depth as well as evaluate the continuity of mineralization between the Gosselin and Young-Shannon zones. The results will be used to guide future drilling programs with an objective of evaluating the resource potential of this new discovery. Subsequent to the quarter, the Company reported assay results from the drilling program, which included the following highlights: 342.5 metres grading 0.98 g/t Au; 412.0 metres grading 1.28.0 g/t Au (see news release dated July 30, 2019).
Boto, Senegal
As at December 31, 2018, the Boto Gold Project (on a 100% basis) hosted estimated probable mineral reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces. Indicated resources (inclusive of reserves) totaled 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and inferred resources totaled 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces (see news releases dated October 22, 2018 and February 19, 2019).
During the second quarter 2019, the Company continued to optimize the design elements of the Boto Gold Project development, maintained stakeholder engagement, and completed approximately 13,500 metres of diamond and RC drilling. The drilling program included further resource delineation and evaluation of potential resource expansions adjacent to the Malikoundi design pit, as well as condemnation drilling of proposed infrastructure sites. The Company also continued to advance its application for a mining concession with the government of Senegal, with approval expected in the second half of 2019.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2019 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
As at December 31, 2018, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces and attributable inferred resources totaled 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.87 g/t Au for 262,000 ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.91 g/t Au for 77,000 ounces (see news release dated February 19, 2019).
During the second quarter 2019, drilling programs commenced with a primary focus on resource expansion and conversion in an effort to replace depletion from mining activities in 2019 at the Essakane Main Zone (“EMZ”), as well as to evaluate the resource potential of soft oxide mineralization southeast of the EMZ and at the Tassiri satellite prospect. Approximately 8,100 metres of diamond and RC drilling were completed in the second quarter.
Rosebel, Suriname
As at December 31, 2018, the Company reported total estimated attributable proven and probable mineral reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces (see news release dated February 19, 2019).
The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During the second quarter 2019, approximately 11,800 metres of diamond and RC drilling were completed. The drilling program targeted the continuation of mineralization along strike of the Saramacca deposit, extensions at depth below the Saramacca reserve pit design which may have potential to support an underground mining scenario, as well as infill drilling at the Rosebel, J Zone and Pay Caro pits. Subsequent to the quarter, the Company reported initial drilling results testing the underground mining potential, which included the following highlights: 21.0 metres grading 6.05 g/t Au including 10.5 metres grading 9.72 g/t Au; 22.7 metres grading 8.54 g/t Au including 9.0 metres grading 15.23 g/t Au; 24.0 metres grading 9.67 g/t Au including 6.0 metres grading 26.41 g/t Au (see news release dated August 7, 2019).
Westwood, Canada
During the second quarter 2019, underground excavation totaled 1,864 metres of lateral development. In addition, approximately 17,420 metres of resource development diamond drilling and 1,923 metres for service holes were completed during the quarter. The diamond drilling program continues to focus on infilling known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

GREENFIELD EXPLORATION PROJECTS
In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2019. Highlights included:
Diakha-Siribaya, Mali
As a December 31, 2018, the Company (on a 100% basis) reported total indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (see news releases dated January 30 and February 19, 2019).
During the second quarter 2019, approximately 4,900 metres of diamond and RC drilling were completed to infill and expand resources at the Diakha deposit and test other high priority exploration targets. The results will be incorporated to update the resource model to help plan future drilling programs.
Pitangui, Brazil
As at December 31, 2018, the Company reported (on a 100% basis) total inferred mineral resources at the São Sebastião deposit of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces (see news release dated February 19, 2019).
During the second quarter 2019, approximately 3,900 metres of diamond drilling were completed to evaluate potential resource extensions of the São Sebastião deposit. The results will be incorporated into an updated resource model to help guide future drilling programs.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project.
As at December 31, 2018, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 19, 2019).
During the second quarter 2019, approximately 2,250 metres of diamond drilling were completed, concluding the 5,300 metre planned drilling program. The objective of the program was to discover additional zones of mineralization with potential to increase total mineral resources on the property. Subsequent to the quarter, the Company reported assay results from the drilling program, which included the following highlights: 0.8 metres grading 357.0 g/t Au; 0.5 metres grading 133.0 g/t Au (see news release dated July 23, 2019).
Nelligan Joint Venture, Canada
The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc.. The Company currently holds an initial 51% undivided interest in the property, and holds an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project (see Vanstar news release dated February 27, 2018).
During the second quarter 2019, the Company completed its planned diamond drilling program designed to infill and further test continuity of mineralization associated with the Renard Zone. An additional 4,700 metres of drilling were completed during the quarter for a total program of approximately 17,500 metres. The Company also announced initial assay results from the 2019 drilling program which continued to intersect wide zones of alteration and associated mineralization. Drilling highlights included: 37.43 metres grading 1.32 g/t Au and 73.0 metres grading 1.09 g/t Au; 16.7 metres grading 4.04 g/t Au and 28.42 metres grading 2.11 g/t Au (see news release dated May 30, 2019).
The drilling results, together with ongoing geological, geochemical and structural studies, will be used to complete an initial NI 43-101 compliant resource estimate expected in the second half of 2019.
Rouyn - Yorbeau Joint Venture, Canada
In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the second quarter 2019, approximately 1,200 metres of diamond drilling were completed as part of an approximately 13,400 metre delineation drilling program to evaluate the resource potential of the Lac Gamble zone. Initial assay results from the drilling program were reported, with highlights including: 7.75 metres grading 11.02 g/t Au, 10.6 metres grading 8.21 g/t Au and 29.7 metres grading 8.96 g/t Au, including 11.1 metres grading 17.49 g/t Au (see news releases dated May 23 and June 12, 2019). Subsequent to the quarter, the Company reported assay results from the drilling program, which included the following highlights: 9.7 metres

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

grading 6.64 g/t Au; 23.4 metres grading 6.08 g/t Au including 8.1 metres grading 13.25 g/t Au; 10.05 metres grading 6.59 g/t Au (see news release dated July 31, 2019).
The assay results will be used to initiate the development of a deposit model to support a future initial resource estimation.
Eastern Borosi Joint Venture, Nicaragua
The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.
As at December 31, 2018, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 19, 2019).
During the second quarter 2019, the joint venture continued its planned drilling program, completing approximately 2,300 metres of diamond drilling.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).
In 2019, INV Metals will conduct engineering work to study the relocation of the proposed TMF, review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions.
QUARTERLY FINANCIAL REVIEW

	2019		2018				2017
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$246.5	$251.0	$274.3	$244.8	$277.4	$314.5	$291.1	$268.8
Net earnings (loss)	$(14.3)	$(41.3)	$(32.6)	$(9.0)	$(24.2)	$46.1	$(16.9)	$32.6
Net earnings (loss) attributable to equity holders of IAMGOLD	$(14.4)	$(41.3)	$(34.8)	$(9.5)	$(26.2)	$42.3	$(17.7)	$30.8
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.03)	$(0.09)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2019, the Company had $660.4 million in cash, cash equivalents and short-term investments primarily in money market funds.
As at June 30, 2019, the Company had $28.1 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.
As at June 30, 2019, the Company had C$198.9 million ($152.0 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($18.3 million) compared to December 31, 2018. The increase was primarily due to higher collateral requirements in the first quarter 2019 pursuant to the closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.
As at June 30, 2019, the Company had short-term investments primarily in money market funds of $50.7 million.
Working capital as at June 30, 2019, was $766.6 million, down $93.1 million compared to December 31, 2018. The decrease was due to lower current assets ($76.5 million) and higher current liabilities ($16.6 million).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Current assets as at June 30, 2019 were $1,010.4 million, down $76.5 million compared to December 31, 2018. The decrease was primarily due to a decrease in short-term investments ($68.3 million), inventories ($9.1 million) and cash and cash equivalents ($5.4 million), partially offset by an increase in receivables and other current assets ($6.3 million).
Current liabilities as at June 30, 2019 were $243.8 million, up $16.6 million compared to December 31, 2018. The increase was due to liabilities classified as held for sale related to Yatela ($18.5 million), higher provisions ($5.0 million), current portion of long-term debt ($4.7 million) and other liabilities ($1.1 million), partially offset by lower income taxes payable ($6.4 million) and accounts payable and accrued liabilities ($6.3 million).

Working Capital	June 30, 2019	December 31, 2018
Working capital[1] ($ millions)	$766.6	$859.7
Current working capital ratio[2]	4.1	4.8

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at June 30, 2019.
As at June 30, 2019, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.
On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at June 30, 2019 were $822.0 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•
the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

•
the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•
the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

SUMMARY OF HEDGE PORTFOLIO
At June 30, 2019, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2019	2020	2021	2022	2023
Foreign Currency
Canadian dollars[1] (millions of C$)	20
Canadian dollar contracts (millions of C$)	141	186
Rate range[2] ($/C$)	1.25 - 1.39	1.30 - 1.36
Hedge ratio	72%	50%

Euros[3] (millions of €)	40
Euro contracts (millions of €)	48
Rate range[4] (€/$)	1.13 - 1.20
Hedge ratio	68%

Commodities[5]
Brent oil contracts (barrels)[6]	327	573	588	420
Contract price range ($/barrel of crude oil)	44 - 65	50 - 65	54 - 65	53 - 65
Hedge ratio	89%	75%	75%	50%

WTI oil contracts (barrels)[6]	249	489	456	348	348
Contract price range ($/barrel of crude oil)	40 - 60	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	90%	75%	75%	49%	49%

1
During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects. As at the second quarter 2019, C$40 million were used for expenditures related to Canadian mining operations and projects. The remainder of this cash was held in cash and cash equivalents at June 30, 2019.

2	The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and
C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

3
During the second quarter 2018, the Company purchased €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. As at the second quarter 2019, €60 million were used for expenditures related to West African mining operations and projects. The remainder of this cash was held in short-term investments at June 30, 2019.

4
The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

5
The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

6	Quantities of barrels are in thousands.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2019	August 6, 2019
Common shares	467.9	468.0
Share options	7.6	7.6
CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2019	2018	2019	2018
Net cash from (used in) per consolidated financial statements:
Operating activities	$40.6	$50.6	$48.7	$156.6
Investing activities	(36.2)	(91.4)	(69.1)	(158.3)
Financing activities	14.4	(3.3)	12.9	(4.0)
Effects of exchange rate fluctuation on cash and cash equivalents	1.7	(5.1)	2.1	(2.6)
Increase (decrease) in cash and cash equivalents	20.5	(49.2)	(5.4)	(8.3)
Cash and cash equivalents, beginning of the period	589.2	705.0	615.1	664.1
Cash and cash equivalents, end of the period	$609.7	$655.8	$609.7	$655.8
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2019 was $40.6 million, down $10.0 million from the same prior year period. The decrease was primarily due to lower earnings after non-cash adjustments ($29.8 million), partially offset by lower movements in non-cash working capital items and non-current ore stockpiles ($20.3 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the second quarter 2019 was $36.2 million, down $55.2 million from the same prior year period. The decrease was primarily due to higher disposal of short-term investments ($30.1 million), decreased other investing activities ($13.6 million) and lower spending on exploration and evaluation assets ($11.2 million).
FINANCING ACTIVITIES
Net cash generated from financing activities for the second quarter 2019 was $14.4 million, up $17.7 million from the same prior year period. The increase was due to proceeds received from the Equipment Loan ($23.3 million), partially offset by higher interest paid ($3.3 million), higher payments on lease obligations ($1.2 million) and other financing activities ($1.0 million).
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2018 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2018 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2018 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2019 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2018.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

ADOPTION OF NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company's business and financial results during the second quarter 2019.
Production Risks
The Company continues to experience unforeseen geotechnical challenges that negatively impact production, cash flow generation, results of operations and financial condition. During the second quarter 2019, the Company’s attributable gold production was negatively impacted compared to the same prior year period. The decrease was primarily due to lower head grades at Essakane and lower ore availability at Westwood, partially offset by higher recoveries at Rosebel.
The Company has undertaken several initiatives to optimize production such as the oxygen plant at Essakane and the carbon-in-column plant at Rosebel. Development activities at Westwood continue to progress with adjustments to mining methods, ground support and safety protocols. To manage the risk of seismic activity, the Company has commissioned additional equipment capable of operating remotely in challenging areas.
Resource Nationalism
The Company has investments and business operations in countries that generally have a higher level of political instability, civil disturbance, changes in laws or policies, imposition of royalties, net profit payments, tax increases or other claims by government entities including retroactive claims. Given the broader economic environment in the countries in which the Company operates, including Burkina Faso and Suriname, the risk of subtle forms of resource nationalism such as increases in direct and indirect taxes, or regulatory or other proceedings relating to the enforcement of applicable laws and regulations which result in claims for monetary penalties, remains high.
The Company has seen an increase in demands for new taxes and levies from local governments such as a water tax, a community development tax and the imposition of fines and penalties on transactions previously approved by governmental authorities. The Company continues to work with local governments and communities under the framework of the respective mining agreements, conventions and local laws and regulations.
The Office of the Attorney General of Burkina Faso has commenced proceedings against IAMGOLD Essakane S.A. and certain of its employees relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third-party facility in Canada for processing and eventual sale. Upon the sale of the gold and silver extracted from the carbon fines, IAMGOLD Essakane has paid (and will pay in respect to the 2018 shipment when released) the same royalty as applicable under the Burkina Faso Mining Code to other gold and silver produced by Essakane. The proceedings are in respect of a number of alleged offences by IAMGOLD Essakane S.A. and certain of its employees from 2015 through 2018, and include allegations of misrepresenting the presence of government officials at the time of packaging and weighing, misrepresenting the amounts of gold and silver contained in the carbon fines to be exported by using false moisture rates and non-compliant weighing equipment, and failing to comply with customs and exchange control regulations. The Company is in the process of completing an internal review and, at this stage, other than in respect of certain minor violations, the Company believes that the allegations are without merit and intends to vigorously defend them. Moreover, to the extent that any of its estimates in terms of weight, moisture levels or  gold and silver contained in such carbon fines may have been inaccurate, the estimates were made in good faith and the total royalty amounts paid to the Government of Burkina Faso in respect of the gold and silver contained in the relevant shipments and processed for IAMGOLD Essakane S.A. at the third-party facility were nevertheless correct as they were based on the actual amounts of gold and silver recovered from the carbon fines at the third-party facility.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

Cash Flow Generation
Positive cash flow generation is a key to the success of the Company. The Company’s cash flow projections are based on mine plans that include geological assumptions, production targets, and cost and gold price estimates. These estimates and projections are reviewed and periodically updated as needed to reflect changes during the period.
Despite recent setbacks at the Company’s operations, the Company remains committed to improving cash flow generation and has undertaken several initiatives, such as a review of its operations, mine plans, and corporate and other general costs to improve its cash flow and to achieve its objective of generating positive cash flow.
Risks Generally
For a comprehensive discussion of these risks and other risks at any time faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2019	2018	2019	2018
Average realized gold price[1]	$1,314	$1,299	$1,311	$1,316
Total cash costs[2,3]	896	812	890	773
Gold margin	$419	$487	$421	$543

1	Refer to page 25 for calculation.

2	Refer to page 27 for calculation.

3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2019	2018	2019	2018
Revenues	$246.5	$277.4	$497.5	$591.9
Royalty revenues	—	(0.1)	—	(0.2)
By-product credit and other revenues	(0.6)	(0.7)	(0.9)	(1.3)
Revenues - owner-operator	$245.9	$276.6	$496.6	$590.4
Sales - owner-operator (000s oz)	187	214	379	449
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,316	$1,299	$1,312	$1,316
Revenues - Joint Ventures	$16.7	$21.3	$32.9	$41.4
Sales - Joint Ventures (000s oz)	13	16	25	31
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,299	$1,303	$1,303	$1,316
Average realized gold price per ounce[1,2] ($/oz)	$1,314	$1,299	$1,311	$1,316

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2019	2018	2019	2018
Net cash from operating activities	$40.6	$50.6	$48.7	$156.6
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(6.2)	(5.5)	(1.4)	(8.3)
Inventories and non-current ore stockpiles	14.8	23.3	16.7	40.0
Accounts payable and accrued liabilities	(6.4)	5.0	11.9	4.7
Net cash from operating activities before changes in working capital	$42.8	$73.4	$75.9	$193.0

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2019	2018	2019	2018
Earnings (loss) before income taxes and non-controlling interests	$(10.4)	$(16.8)	$(50.3)	$41.1
Adjusting items:
Impairment charge	—	—	12.5	—
Loss on investment in Yatela	—	—	5.3	—
Adjustment to depreciation and write-down of assets	2.5	12.7	7.9	15.4
Restructuring costs	—	—	3.2	—
Changes in estimates of asset retirement obligations at closed sites	—	0.4	2.2	0.8
Unrealized (gain) loss on non-hedge derivatives and warrants	(4.2)	2.6	(9.9)	4.3
Normalization of costs at Westwood	—	—	16.3	—
Retrenchment expense at Joint Venture	—	2.4	—	2.4
Write-down of related party loan receivable	—	10.9	—	10.9
Foreign exchange (gain) loss and other	(1.0)	11.0	2.3	9.9
	(2.7)	40.0	39.8	43.7
Adjusted earnings (loss) before income taxes and non-controlling interests	(13.1)	23.2	(10.5)	84.8
Income taxes	(3.9)	(7.4)	(5.3)	(19.2)
Tax on foreign exchange translation of deferred income tax balances	(0.6)	0.9	0.1	(4.7)
Tax impact of adjusting items	2.2	(1.6)	(1.9)	(2.3)
Non-controlling interests	(0.1)	(2.0)	(0.1)	(5.8)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$(15.5)	$13.1	$(17.7)	$52.8
Adjusted net earnings (loss) attributable to equity holders ($/share)	$(0.03)	$0.03	$(0.04)	$0.11
Basic weighted average number of common shares outstanding (millions)	468.0	466.5	467.8	466.4
After adjusting reported net earnings (loss) for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net loss attributable to equity holders of IAMGOLD in the second quarter 2019 of $15.5 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2019	2018	2019	2018
Cost of sales[1], excluding depreciation expense	$176.2	$175.5	$359.5	$349.9
Adjust for:
By-product credit, excluded from cost of sales	(0.6)	(0.7)	(0.9)	(1.2)
Stock movement	6.9	0.8	5.9	(0.9)
Normalization of costs at Westwood	—	—	(11.3)	—
Other mining costs	(5.6)	(6.4)	(10.9)	(12.5)
Cost attributed to non-controlling interests[2]	(12.1)	(11.0)	(24.2)	(21.9)
	(11.4)	(17.3)	(41.4)	(36.5)
Total cash costs - owner-operator	$164.8	$158.2	$318.1	$313.4
Attributable gold production - owner-operator (000s oz)	184	198	357	412
Total cash costs[3] - owner-operator ($/oz)	$893	$799	$891	$761
Total cash costs - Joint Ventures	$12.3	$15.4	$22.7	$29.3
Attributable gold production - Joint Ventures (000s oz)	14	16	26	31
Total cash costs[3] - Joint Ventures ($/oz)	$934	$962	$882	$933
Total cash costs[4]	$177.1	$173.6	$340.8	$342.7
Total attributable gold production (000s oz)	198	214	383	443
Total cash costs[3,4] ($/oz)	$896	$812	$890	$773

1	As per note 29 of the Company’s consolidated interim financial statements.

2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2019	2018	2019	2018
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$163.8	$164.0	$334.8	$326.6
Sustaining capital expenditures[1]	21.8	40.4	46.2	76.1
Sustaining lease principal payments	1.2	—	2.0	—
By-product credit, excluded from cost of sales	(0.5)	(0.7)	(0.8)	(1.2)
Corporate general and administrative costs[2]	11.0	9.9	20.4	19.4
Environmental rehabilitation accretion and depreciation	2.2	1.9	4.4	4.3
Normalization of costs at Westwood	—	—	(11.3)	—
	$199.5	$215.5	$395.7	$425.2
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$12.0	$15.8	$22.2	$29.6
Adjustments to cost of sales[3] - Joint Ventures	0.1	0.1	0.2	0.2
	$12.1	$15.9	$22.4	$29.8
AISC[4]	$211.6	$231.4	$418.1	$455.0
Attributable gold sales - owner-operator (000s oz)	174	199	352	419
AISC - owner-operator[5] ($/oz)	$1,146	$1,086	$1,124	$1,017
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,149	$1,089	$1,127	$1,020
Attributable gold sales (000s oz)	187	215	377	450
AISC[4,5] ($/oz)	$1,132	$1,077	$1,109	$1,012
AISC excluding by-product credit[4,5] ($/oz)	$1,134	$1,080	$1,111	$1,015

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 29 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 10 for 2019 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2019